SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SUPPORT.COM, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

86858W101

(CUSIP Number of Common Stock Underlying Class of Securities)

Anne-Marie Eileraas, Esq.

General Counsel

support.com, Inc.

1900 Seaport Blvd., 3rd Floor

Redwood City, California 94063

Tel: (650) 556-9440

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steve Gillette, Esq.

Jones Day

1755 Embarcadero Road

Palo Alto, CA 94303

Tel: (650) 739-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$3,653,698	$203.88

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,026,203 shares of the issuer’s common stock having an aggregate value of $3,653,698 will be exchanged or cancelled pursuant to this offer. The aggregate value of these options was calculated based on a Black-Scholes option pricing model based on a price per share of common stock of $2.20, the closing price of the issuer’s common stock as reported on The Nasdaq Global Select Market as of July 20, 2009.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.

Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated July 24, 2009, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”) is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

support.com, Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 1900 Seaport Blvd., 3rd Floor, Redwood City, California 94063, and the telephone number at that address is (650) 556-9440.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to its employees (including its officers) to exchange outstanding options to purchase shares of the Company’s common stock granted under the Company’s 2000 Omnibus Equity Incentive Plan as of July 27, 2009, that have an exercise price per share greater than the last reported sale price per share of the Company’s common stock on The Nasdaq Global Select Market on August 21, 2009 (“Eligible Options”) on a one-for-one basis for new options to purchase shares of common stock (the “New Options”). Each New Option will be granted under the Company’s 2000 Omnibus Equity Incentive Plan. The actual number of shares of common stock subject to options to be exchanged in the Offer to Exchange will depend on the number of shares of common stock subject to Eligible Options tendered by eligible employees and accepted for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Notice of Election, attached hereto as Exhibit (a)(1)(C).

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers,” “Risk Factors,” “This Exchange Offer—Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” “This Exchange Offer—Acceptance of Eligible Options for Exchange and Issuance of New Options,” and “This Exchange Offer—Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under “This Exchange Offer—Price Range of Common Stock Underlying the Options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers” and the sections under “This Exchange Offer” titled “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” “Procedure for Tendering Eligible Options,” “Withdrawal Rights,” “Acceptance of Eligible Options for Exchange and Issuance of New Options,” “Conditions of This Exchange Offer,” “Price Range of Common Stock Underlying the Options,” “Source and Amount of Consideration; Terms of New Options,” “Information Concerning support.com; Financial Information,” “Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer,” “Legal Matters; Regulatory Approvals,” “Material United States Tax Consequences,” and “Extension of This Exchange Offer; Termination; Amendment” is incorporated herein by reference.

(b)	Purchases.

The officers of the Company that are subject to the requirements of Section 16 of the Securities Exchange Act of 1934 (the “Executive Officers”) will be eligible to participate in the Offer to Exchange on substantially the same terms and conditions as the Company’s employees. The information set forth in the Offer to Exchange under “This Exchange Offer—Procedure for Tendering Eligible Options” and “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under “This Exchange Offer—Purpose of This Exchange Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in Offer to Exchange under “This Exchange Offer—Acceptance of Eligible Options for Exchange and Issuance of New Options” and “This Exchange Offer—Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers” and “This Exchange Offer—Purpose of This Exchange Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under “This Exchange Offer—Source and Amount of Consideration; Terms of New Options” and “This Exchange Offer—Fees and Expenses” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under “This Exchange Offer—Conditions of This Exchange Offer” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The financial information set forth and incorporated by reference in the Offer to Exchange under “This Exchange Offer—Information Concerning support.com; Financial Information” and referenced in “This Exchange Offer—Additional Information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K, the Quarterly Report on Form 10-Q and Current Reports on Form 8-K can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

For additional information, please see the pro forma financial information set forth on Exhibit 99.1 to the current report on Form 8-K filed by the Company with the SEC on June 23, 2009.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under “Risk Factors,” “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options,” and “This Exchange Offer—Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

The Exhibit Index attached to this Schedule TO and the exhibits referenced therein are incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SUPPORT.COM, INC.

/s/ Anne-Marie Eileraas
Anne-Marie Eileraas
Senior Vice President, General Counsel and Secretary

Date: July 24, 2009

INDEX OF EXHIBITS

Exhibit No.	Document

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Stock Options, dated July 24, 2009

(a)(1)(B)	Form of CEO Email Communication to Employees

(a)(1)(C)	Form of Legal Email Communication to Employees

(a)(1)(D)	Notice of Election

(a)(1)(E)	Notice of Withdrawal

(a)(1)(F)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Notice of Election

(a)(1)(G)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(H)	Form of Reminder Communication to Eligible Optionholders about the Exchange Offer

(a)(1)(I)	Form of Communication to Eligible Optionholders Confirming Exchange

(d)(1)	2000 Omnibus Equity Incentive Plan